Exhibit 22.1

The following subsidiaries of Pactiv Evergreen Inc. may be guarantors of debt securities issued by Pactiv Evergreen Inc.:

Name of Entity	State or other jurisdiction of incorporation or organization
Blue Ridge Paper Products LLC	Delaware
Evergreen Packaging International LLC	Delaware
Evergreen Packaging LLC	Delaware
Fabri-Kal LLC	Delaware
Pactiv Europe Services LLC	Delaware
Pactiv Evergreen Group Holdings Inc.	Delaware
Pactiv Evergreen Group Issuer Inc.	Delaware
Pactiv Evergreen Group Issuer LLC	Delaware
Pactiv Evergreen Services Inc.	Delaware
Pactiv LLC	Delaware
Pactiv Packaging Inc.	Delaware
PCA West Inc.	Delaware
PEI Holdings Company LLC	Delaware
Pure Pulp Products LLC	Delaware
Reynolds Packaging International LLC	Delaware